UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41847

Alpha Technology Group Ltd

Unit B, 12/F, 52 Hung To Road

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Results of Alpha Technology Group Ltd’s Extraordinary General Meeting

An extraordinary general meeting (the “Meeting”) of shareholders of Alpha Technology Group Ltd (the “Company”) was held on February 15, 2024, at 12:00 a.m., Eastern Time, or 1 p.m. Hong Kong Time, at 22/F, Euro Trade Centre, 13-14 Connaught Road Central, Central, Hong Kong. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Company’s current amended and restated articles of association, and the Notice and Proxy Statement of the Meeting dated January 23, 2024.

At the close of business on January 11, 2024, the record date for the determination of shareholders entitled to vote at the Meeting, there were 15,262,500 ordinary shares outstanding, each share being entitled to one vote. Shareholders representing 0.05% of the votes exercisable by holders of ordinary shares as of the record date were present in person or by proxy at the Meeting. Thus, quorums for Proposals No. 1 and 2 were not meet.

At the Meeting, the shareholders of the Company voted on the two proposals, and the following resolutions were not passed.

Proposal No. 1 – Incentive Plan Proposal

Resolution Not Passed

1.	The resolution proposed as “IT IS HEREBY RESOLVED, as an ordinary resolution, that the 2024 Equity Incentive Plan be confirmed, adopted, and approved in all respects.”

Voting Results

Resolution	For	Against	Abstain
Proposal No. 1	2,814	2,705	260
Percentage of Votes Cast:	0.02%	0.02%	—

Proposal No. 2 – Adjournment Proposal

Resolution Not Passed

2.	The resolution proposed as “IT IS HEREBY RESOLVED, as an ordinary resolution, to adjourn the Meeting to a later date or dates or indefinitely, if necessary, either: (i) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are insufficient ordinary shares in the capital of the Company represented (either in person, virtually or by proxy) to constitute a quorum necessary to approve the Incentive Plan Proposal, or (ii) the Board of Directors determines before the Meeting that it is not necessary or no longer desirable to proceed with the Incentive Plan Proposal.”

Voting Results

Resolution	For	Against	Abstain
Proposal No. 2	3,372	4,129	278
Percentage of Votes Cast:	0.02%	0.03%	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Technology Group Ltd

Date: February 21, 2024	By:	/s/ Tsang Chun Ho, Anthony
	Name:	Tsang Chun Ho, Anthony
	Title:	Executive director and president